Issuer Free Writing Prospectus dated May 7, 2015

Filed by: SM Energy Company

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-203936

SM ENERGY COMPANY

5.625% Senior Notes due 2025

Pricing Term Sheet

May 7, 2015

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 7, 2015. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used but not defined in this Pricing Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	SM Energy Company (the “Company”)

Principal Amount:	$500,000,000

Net Proceeds:	$491,900,000

Use of Proceeds:

To fund the concurrent tender offer to purchase any and all of the Company’s outstanding 6.625% Senior Notes due 2019, repay outstanding borrowings under the Company’s credit facility, and for general corporate purposes.

Title of Securities:	5.625% Senior Notes due 2025 (the “Notes”)

Final Maturity Date:	June 1, 2025

Issue Price:	100.0%, plus accrued interest, if any, from May 21, 2015

Coupon:	5.625%

Yield to Maturity:	5.625%

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2015

Record Dates:	May 15 and November 15

Optional Redemption:

The Notes may be redeemed, in whole or in part, at any time prior to June 1, 2020, at the option of the Company, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date.

In addition, on or after June 1, 2020, the Company may redeem all or, from time to time, a part of the Notes at the following redemption prices (expressed as a percentage of principal amount of the Notes), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage
2020	102.813%
2021	101.875%
2022	100.938%
2023 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 35% at 105.625% prior to June 1, 2018, plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date

Underwriters:

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

J.P. Morgan Securities LLC
Barclays Capital Inc.
BBVA Securities Inc.
RBC Capital Markets, LLC
Comerica Securities, Inc.
BOSC, Inc.
Capital One Securities, Inc.
Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Goldman, Sachs & Co.

Trade Date:	May 7, 2015

Settlement Date:	May 21, 2015 (T+10 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 78454L AL4 ISIN: US78454LAL45

Changes to the Preliminary Prospectus Supplement:	The following changes will be made to the Preliminary Prospectus Supplement:

Summary

The following sentence under “Summary—The Offering—Ranking” on page S-6 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

“At March 31, 2015, on an as adjusted basis after giving effect to the issuance and sale of the Notes and the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds,” assuming the repurchase of $350.0 million in aggregate principal amount of the 2019 Notes pursuant to the tender offer, we would have had approximately $294 million in borrowings outstanding under our credit facility and total consolidated indebtedness of $2.6 billion, consisting of $350.0 million of our outstanding 6.50% Senior Notes due 2021 (the “2021 Notes”), $600.0 million of our outstanding 6.125% Senior Notes due 2022 (the “2022 Notes”), $400.0 million of our outstanding 6.50% Senior Notes due 2023 (the “2023 Notes”), and $500.0 million of our outstanding 5.0% Senior Notes due 2024 (the “2024 Notes,” and together with the 2019 Notes, the 2021 Notes, the 2022 Notes and the 2023 Notes, the “Existing Senior Notes”), and $500.0 million outstanding of the Notes offered hereby, and we would have been able to incur an additional approximately $1.2 billion of secured indebtedness under our credit facility.”

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC at 608 2nd Avenue, South Minneapolis, MN 55402, Attention: Client Support or by calling (800) 645-3751 Opt 5 or by email wfscustomerservice@wellsfargo.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department or by calling (800) 294-1322 or by email dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Post-Sale Fulfillment.